Exhibit 4.6

ADDENDUM No. 4
Dated September 3, 2012
to a Drillship Master Agreement dated November 22, 2010
as novated by a Novation Agreement dated December 30, 2010
and further as amended by an Addendum No. 1 dated May 16, 2011 and further as amended by an Addendum No. 2 dated January 27, 2011 and further as amended by an Addendum No.3 dated April 2, 2012
("the Drillship Master Agreement")

This Addendum No. 4 is made on this 3rd day of September 2012 by and between:

1)
SAMSUNG HEAVY INDUSTRIES CO. LTD, a corporation of Korea, having its registered office at 34th floor, Samsung Life Insurance Seocho Tower 1321-15 Seocho-Dong, Seocho-Gu, Seoul, Korea 137-857 (hereinafter referred to as "Samsung"); and

2)	OCEAN RIG UDW INC. of Majuro, Marshall Islands, which maintains a shipping office at 80 Kifisias Avenue, GR-15125 Marousi, Athens, Greece (hereinafter "Ocean Rig")

WHEREAS:

(A)
Pursuant to the terms of the Drillship Master Agreement, Addendum No.1, Addendum No.2, and Addendum No.3 among others it was agreed for the Ocean Rig to have a contractual right until 4th October 2012 (the "Option Expiry Date") to order to Samsung the construction of up to three (3) drillships (the "Drillship A", "Drillship B" and "Drillship C" and together the "Drillships") at the price and specifications set out therein and for the other terms and conditions set out therein.

(B)	Samsung and Ocean Rig have now agreed for the Option Expiry Date to be extended to 31st March 2013.

NOW THEREFORE, for good and valuable consideration receipt of which is hereby acknowledged, the Parties hereto hereby agree as follows:

1.             Option Exercise Deadline

The Option Expiry Date for the declaration of each one of the options for the construction of Drillship A, Drillship B and Drillship C is hereby extended to 31st March 2013 (the "New Option Expiry Date").

2.             Delivery Date(s)

The new delivery date(s) of the Drillships are hereby amended to be as per the table below:

Drillship	Delivery Date
Drillship A / Drillship B / Drillship C	To be advised by Samsung at its reasonable discretion declaring the earliest available date based on their production schedule, always acting in good faith when doing so

3.            Confidentiality

The Parties hereto undertake to keep the existence of this Agreement and the terms hereof strictly confidential, and shall not disclose same to any third parties without express prior written consent from the other party unless disclosing party demonstrates that such disclosure is required to comply with the applicable laws and regulations.

Save as amended and restated by this Addendum No. 4 the provisions of the Drillship Master Agreement, Addendum No.1, Addendum No.2 and Addendum No.3 shall continue in full force and effect and the Drillship Master Agreement, Addendum No.1, Addendum No.2, Addendum No.3, and this Addendum No.4 shall be read and construed as one instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

For and on behalf of OCEAN RIG UDW INC		For and on behalf of the Builder SAMSUNG HEAVY INDUSTRIES CO., LTD.

/s/ Iraklis Sbarounis		/s/ Dong Jin Oh
By: Title:	IRAKLIS SBAROUNIS Attorney-in-Fact	By: Title:	DONG JIN OH Attorney-in-Fact